Exhibit (a) (v)

Stock Option Exchange Program

Memo

To: Employees on Leave of Absence

From: Tim Silvera, Director, Total Compensation

Date: March 13, 2003

Re: 2003 Stock Option Exchange Program

Given the current situation of the market, many of our employee’s stock option grants are underwater. To remedy the situation, the Board of Directors has approved a Stock Option Exchange Program. You will find all of the supporting documentation needed for the exchange program enclosed.

The Stock Option Exchange Program offers eligible employees the opportunity to voluntarily cancel certain outstanding stock options previously granted to them in exchange for replacement stock options to purchase a specified number of shares at a future date. The replacement stock options will be granted between six months and a day and seven months after the cancellation date.

Enclosed are the following:

Offer to Exchange:

The Offer to Exchange is the official offer document describing the Stock Option Exchange Program. The Stock Option Exchange Program is treated as a tender offer for securities law purposes and has been drafted to comply with those laws. The Offer to Exchange documents have been filed with the Securities and Exchange Commission (“SEC”), and the document is available under the Compensation section of the Openwave intranet. If you need a hard copy of this document, please contact Angela Loeffler at the number below.

Hard Copy of Exchange Election Tool

The Exchange Election Tool is the official on-line tool for electing to exchange eligible underwater stock options. This tool includes grant and exchange details for all of your outstanding stock options. If you encounter any problems, please contact Angela Loeffler at angela.loeffler@openwave.com or (650) 480-4532.

The election tool will be available on-line as well beginning March 13, 2003. The deadline for electing to exchange is April 23, 2003 at 11:59pm PST. The election tool will close on April 23, 2003 at 11:59 pm PST.

Additional Information:

The Webex Presentation

The presentation includes program details, key dates, and examples. You can download the slides used in the presentation.

The FAQs

This document is a series of frequently asked questions and answers designed to explain the details of the Stock Option Exchange Program.

The Glossary of Terms

This document describes a number of terms used on the web site and in the above available information.